Exhibit 99.3

Chanson International Holding Announces First Half of Fiscal Year 2024 Financial Results

URUMQI, China, Sep. 27, 2024 /PRNewswire/ -- Chanson International Holding (Nasdaq: CHSN) (the “Company” or “Chanson”), a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States, today announced its unaudited financial results for the six months ended June 30, 2024.

Mr. Gang Li, Chairman of the Board of Directors and Chief Executive Officer of the Company, commented, “In the first half of fiscal year 2024, despite facing various challenges, we have shown resilience and adaptability in a dynamic market. While we experienced a slight decline in revenue, we have successfully maintained our gross margins at above 40%, by enforcing cost control measures and enhancing operating efficiency. Additionally, with an increased cash reserve as of June 30, 2024, we are in a solid position to manage market uncertainties. As we move forward, we remain confident in our long-term growth strategy and execution capabilities. Our expansion initiatives in both the United States and China are expected to remain a key focus of our growth. We aim to drive revenue by attracting new customers and encouraging repeat business from existing ones. Specifically, this is expected to be achieved by strengthening opportunistic purchasing, optimizing inventory management, maintaining strong store conditions, and effectively marketing both current and new product offerings. We believe that with all those efforts in place, we will navigate short-term headwinds and return to long-term growth in the near future.”

First Half of Fiscal Year 2024 Financial Summary

●	Total revenue was $7.5 million, compared to $8.8 million for the same period of last year.

●	Gross profit was $3.1 million, compared to $4.3 million for the same period of last year.

●	Gross margin was 41.5%, compared to 49.2% for the same period of last year.

●	Net income was $0.02 million, compared to $0.3 million for the same period of last year.

●	Basic and diluted earnings per share were $0.002, compared to $0.027 for the same period of last year.

First Half of Fiscal Year 2024 Financial Results

Revenue

Total revenue was $7.5 million for the six months ended June 30, 2024, which decreased by 14.4%, from $8.8 million for the same period of last year. The decrease in revenue was due to decreased revenue from both the stores in China (the “China Stores”) and the stores in the United States (the “United States Stores”).

China Stores

●	Revenue from the China Stores was $6.5 million for the six months ended June 30, 2024, which decreased by or 7.3%, from $7.0 million for the same period of last year. The decrease was mainly due to the decreased revenue from bakery products as well as from other products.

●	Revenue from bakery products was $5.9 million for the six months ended June 30, 2024, which decreased by 7.3%, from $6.4 million for the same period of last year. The post-COVID-19 economy in China has recovered at a slower pace than expected, and the spending behavior of consumers has been affected by various factors, such as the economic downward pressure and lack of consumer confidence. As a result, revenue from bakery products decreased due to the decline in average spending per customer and the consumption downgrade during the six months ended June 30, 2024.

●	Revenue from other products was $0.58 million for the six months ended June 30, 2024, which decreased by 7.0%, from $0.62 million for the same period of last year. The decrease was mainly due to decreased revenue from seasonal products, which was partially offset by increased revenue from beverage products. Revenue from seasonal products was $0.36 million for the six months ended June 30, 2024, which decreased by 16.4% from $0.44 million for the same period of last year. The decrease was due to the consumption downgrade as mentioned above. The average spending per customer declined because customers preferred lower-priced seasonal products during the six months ended June 30, 2024. Revenue from beverage products was $0.22 million for the six months ended June 30, 2024, an increase by 14.8% from $0.19 million for the same period of last year, mainly due to increased revenue from freshly brewed coffee products, as the China Stores are focusing on expanding the business of coffee beverages and more coffee bakery stores were opened in the six months ended June 30, 2024.

United States Stores

●	Revenue from the U.S. Stores was $1.0 million for the six months ended June 30, 2024, which decreased by 42.2% from $1.8 million for the same period of last year. The decrease was mainly due to decreased revenue from beverage products and eat-in services, which was partially offset by the slightly increased revenue from bakery products.

●	Revenue from bakery products remained relatively stable at $0.24 million for the six months ended June 30, 2024, with a slight increase by 2.6% from $0.23 million for the same period of last year. The increase was due to the increased revenue from bakery products of approximately $0.1 million, generated by Chanson 3rd Ave and Chanson Broadway. The increase in revenue from bakery products was partially offset by the decreased revenue from Chanson Greenwich of approximately $0.09 million. Many famous bakery brands have opened new stores in New York City, customers now have more choices and revenue from bakery products of Chanson 23rd Street and Chanson Greenwich were affected. With the increased competition, Chanson Greenwich closed its business operation in the second half of fiscal year 2023.

●	Revenue from beverage products was $0.6 million for the six months ended June 30, 2024, which decreased by 37.2% from $1.0 million for the same period of last year, primarily due to the closure of Chanson Greenwich as mentioned above. The decrease was also attributable to increased competition from rivals operating in the same area. After the cocktail bars of the United States Stores launched several new types of cocktail products with new flavors and styles, such products became popular among customers and the cocktail bars were often fully booked by reservation. However, the rivals operating in the same area also launched many types of attractive cocktail products, so customers currently have more choices, and revenue from beverage products were adversely affected during the six months ended June 30, 2024.

●	Revenue from eat-in services was $0.2 million for the six months ended June 30, 2024, which decreased by 69.7% from $0.6 million for the same period of last year. The decrease was mainly due to the decreased revenue from Chanson Greenwich of approximately $0.4 million as a result of the closure of its business as mentioned above. Moreover, the decrease was due to the slightly decreased revenue from Chanson 23rd Street of approximately $0.01 million, as Chanson 23rd Street adjusted its menu items and customers were adjusting to the new products. The decrease in revenue from eat-in services was partially offset by increased revenue from eat-in services of approximately $0.02 million, generated by Chanson 3rd Ave and Chanson Broadway.

Gross Profit and Gross Margin

Gross profit was $3.1 million for the six months ended June 30, 2024, which decreased by 27.8% from $4.3 million for the same period of last year. Gross margin was 41.5% for the six months ended June 30, 2024, which decreased by 7.7% points from 49.2% for the same period of last year.

Operating Expenses

Operating expenses were $3.7 million for the six months ended June 30, 2024, compared to $4.2 million for the same period of last year.

●	Selling expenses were $2.2 million for the six months ended June 30, 2024, which decreased by 8.7%, from $2.4 million for the same period of last year. The decrease was mainly due to decreased selling expenses of approximately $0.2 million incurred by Chanson Greenwich, as Chanson Greenwich was closed in the second half of fiscal year 2023. The decrease in selling expenses was partially offset by increased selling expenses of approximately $0.07 million generated by the Chanson 3rd Ave and Chanson Broadway, the new stores opened in March 2023 and July 2023, respectively.

●	General and administrative expenses were $1.5 million for the six months ended June 30, 2024, which decreased by 17.9% from $1.8 million for the same period of last year. The decrease was primarily due to the closure of Chanson Greenwich as mentioned above.

Net Income

Net income was $0.02 million for the six months ended June 30, 2024, compared to $0.28 million for the same period of last year.

Basic and Diluted Earnings per Share

Basic and diluted earnings per share were $0.002 for the six months ended June 30, 2024, compared to $0.027 for the same period of last year.

Balance Sheet

As of June 30, 2024, the Company had cash of $4.1 million, compared to $1.5 million as of December 31, 2023.

Cash Flow

Net cash provided by operating activities was $0.8 million for the six months ended June 30, 2024, compared to $0.6 million for the same period of last year.

Net cash provided by investing activities was $1.4 million for the six months ended June 30, 2024, compared to net cash used in $11.3 million for the same period of last year.

Net cash provided by financing activities was $0.4 million for the six months ended June 30, 2024, compared to $9.7 million for the same period of last year.

About Chanson International Holding

Founded in 2009, Chanson International Holding is a provider of bakery, seasonal, and beverage products through its chain stores in China and the United States. Headquartered in Urumqi, China, Chanson directly operates stores in Xinjiang, China and New York, United States. Chanson currently manages 46 stores in China, and three stores in New York City while selling on digital platforms and third-party online food ordering platforms. Chanson offers not only packaged bakery products but also made-in-store pastries and eat-in services, serving freshly prepared bakery products and extensive beverage products. Chanson aims to make healthy, nutritious, and ready-to-eat food through advanced facilities based on in-depth industry research, while creating a comfortable and distinguishable store environment for customers. Chanson’s dedicated and highly-experienced product development teams constantly create new products that reflect market trends to meet customer demand. For more information, please visit the Company’s website: http://ir.chanson-international.net/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Chanson International Holding

Investor Relations Department
Email: IR@chansoninternational.com

Ascent Investor Relations LLC
Tina Xiao
Phone: +1-646-932-7242
Email: investors@ascent-ir.com

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

		December 31,
	June 30, 2024	2023 (Audited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$4,107,830	$1,481,302
Accounts receivable	2,022,587	1,995,067
Inventories	785,327	723,905
Long term loan to a third-party, current	1,999,507	-
Prepaid expenses and other current assets	4,287,721	5,134,173
	13,202,972	9,334,447

NON-CURRENT ASSETS:
Operating lease right-of-use assets	12,922,888	13,059,561
Property and equipment, net	5,006,112	5,462,063
Intangible assets, net	140,625	150,000
Long term security deposits	843,793	894,715
Prepayment for the software, equipment and product development	140,000	790,000
Long term debt investment	6,359,014	6,534,575
Long term loan to a third-party	-	2,066,822
Long term prepaid expenses	108,313	142,113
	25,520,745	29,099,849

TOTAL ASSETS	$38,723,717	$38,434,296

LIABILITIES
CURRENT LIABILITIES:
Short-term bank loans	$3,086,939	$2,683,692
Accounts payable	2,120,980	1,919,189
Due to a related party	46,675	48,042
Taxes payable	77,015	96,176
Deferred revenue	7,338,357	7,085,696
Operating lease liabilities, current	2,448,062	2,198,192
Other current liabilities	620,251	697,702
	15,738,279	14,728,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	10,931,463	11,691,251
	10,931,463	11,691,251

TOTAL LIABILITIES	26,669,742	26,419,940

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized; 12,425,319 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively:
Class A ordinary share, $0.001 par value, 44,000,000 shares authorized; 6,755,319 shares and 6,485,319 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	6,755	6,485
Class B ordinary share, $0.001 par value, 6,000,000 shares authorized; 5,670,000 and 5,940,000 shares issued and outstanding as of June 30, 2024 and December 31, 2023, respectively	5,670	5,940
Additional paid-in capital	11,800,472	11,800,472
Statutory reserve	447,231	447,231
Accumulated deficit	(126,842)	(150,254)
Accumulated other comprehensive loss	(79,311)	(95,518)
TOTAL SHAREHOLDERS’ EQUITY	12,053,975	12,014,356

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$38,723,717	$38,434,296

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE INCOME (LOSS)

	For the Six Months Ended June 30,
	2024	2023
REVENUE	$7,542,682	$8,811,287
COST OF REVENUE	4,415,407	4,478,716
GROSS PROFIT	3,127,275	4,332,571

OPERATING EXPENSES
Selling expenses	2,230,905	2,444,292
General and administrative expenses	1,456,499	1,774,419
Total operating expenses	3,687,404	4,218,711

(LOSS) INCOME FROM OPERATIONS	(560,129)	113,860

OTHER INCOME (EXPENSE)
Interest (expense) income, net	(25,278)	14,007
Other income (loss), net	314,670	(11,843)
Interest income from long term debt investment	359,014	171,616
Total other income, net	648,406	173,780

PROFIT BEFORE INCOME TAX EXPENSE	88,277	287,640

INCOME TAX EXPENSE	(64,865)	(2,880)
NET INCOME	23,412	284,760
Foreign currency translation gain (loss)	16,207	(305,867)

TOTAL COMPREHENSIVE INCOME (LOSS)	$39,619	$(21,107)

Earnings per ordinary share - basic and diluted	$0.002	$0.027
Weighted average shares - basic and diluted	12,425,319	10,666,906

CHANSON INTERNATIONAL HOLDING AND SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Six Months Ended June 30,
	2024	2023
Cash flows from operating activities:
Net income	$23,412	$284,760
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of operating lease right-of-use assets	1,697,141	1,422,155
Depreciation	445,787	402,784
Impairment loss on property and equipment	-	5,434
Accrued interest income from long term debt investment	(359,014)	(171,616)
Interest income from loan to a third-party	(44,877)	(21,452)
Changes in operating assets and liabilities:
Accounts receivable	(40,507)	(772,933)
Inventories	(65,027)	88,841
Prepaid expenses and other current assets	286,121	73,944
Long term security deposits	49,350	(17,375)
Long term prepaid expenses	32,953	21,534
Accounts payable	213,875	216,032
Taxes payable	(19,020)	(109,830)
Deferred revenue	299,816	522,418
Other current liabilities	(79,738)	35,633
Operating lease liabilities	(1,634,128)	(1,370,175)
Net cash provided by operating activities	806,144	610,154

Cash flows from investing activities:
Purchase of property and equipment	(34,268)	(152,022)
Proceeds from disposal of property and equipment	34,562	-
Payment made for long term debt investment	-	(6,000,000)
Interest income received from long term debt investment	534,575	-
Advance of loans to third parties	-	(3,900,000)
Repayment from loans to third parties	862,088	-
Prepayment for the software, equipment and product development	-	(1,200,000)
Net cash provided by (used in) investing activities	1,396,957	(11,252,022)

Cash flows from financing activities:
Gross proceeds from initial public offerings	-	13,560,000
Direct costs disbursed from initial public offerings proceeds	-	(1,529,631)
Proceeds from short-term bank loans	422,095	-
Payments made to a related party	(56,298)	(1,612,215)
Payments made for deferred offering costs	-	(312,125)
Prepayment for the related service after listing	-	(450,000)
Net cash provided by financing activities	365,797	9,656,029

Effect of exchange rate fluctuation on cash and cash equivalents	57,630	(457,647)

Net increase (decrease) in cash and cash equivalents	2,626,528	(1,443,486)
Cash and cash equivalents, beginning of period	1,481,302	2,915,470
Cash and cash equivalents, end of period	$4,107,830	$1,471,984

Supplemental cash flow information
Cash paid for income taxes	$40,889	$9,436
Cash paid for interest	$68,450	$8,364

Non-cash operating, investing and financing activities
Reduction of right-of-use assets and operating lease obligations due to early termination of lease agreement	$60,277	$-
Right of use assets obtained in exchange for operating lease liabilities	$1,697,141	$1,103,383
Deferred IPO cost offset with additional paid-in capital	$-	$1,059,521